SEC File Number: 0-27050
                                                       CUSIP Number: 717-113-203

                                FORM 12b-25

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                         NOTIFICATION OF LATE FILING
                                 (Check One)
              [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                    [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                         For Period Ended: June 29, 2002

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                         For the Transition Period Ended: N/A
                                                         ----

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                            ----
Part I - Registrant Information
-------------------------------
                  Full Name of Registrant:    Phar-Mor, Inc.
                                              ---------------
                  Former name if applicable: N/A
                                             ----
                  Address of Principal Executive
                  Office Street and Number):    20 Federal  Plaza West
                                                ----------------------
                                                Youngstown, Ohio 44501-0400
                                                ---------------------------
Part II - Rules 12b-25(b) and (c)
---------------------------------
                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
                  (Check box if appropriate)

                                    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                                    [X] (b) The subject annual report,
                                    semi-annual report, transition report on
                                    Form 10-K or Form 10-KSB, Form 20-F,Form
                                    11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                                    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
--------------------
         State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     On September 24, 2001, the Registrant filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code to restructure its operations in an attempt to return to profitability. The Registrant was unable to achieve this objective and, subsequent to a Bankruptcy Court-approved auction on July 16, 2002, the Registrant entered into an Agency Agreement on July 18, 2002 for the sale of substantially all of its inventory, prescription files and fixed assets with a joint venture comprised of Hilco Merchant Resources, LLC and The Ozer Group, LLC. The Bankruptcy Court approved the sale and the Registrant is in the process of liquidating its remaining assets. The Registrant no longer has any continuing operations.

     On August 22, 2002, the Registrant submitted to the Commission a No-Action Request Pursuant to Staff Legal Bulletin No. 2 to allow "modified reporting" under the Exchange Act, which request is still pending.

     The Registrant has devoted and continues to devote substantially all of its resources and attention to the Chapter 11 case and resulting liquidation and accordingly is unable to file its Form 10-K for the fiscal year ended June 29, 2002 within the prescribed time period without unreasonable effort and expense.

Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

Morris F. DeFeo, Esq.              703                   610-8680
--------------------------------------------------------------------------------
       (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously reported to the Commission and described above, on September 24, 2001, the Registrant filed voluntary petitions for bankruptcy protection, on behalf of itself and its eight operating subsidiaries, under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio (Case Nos. B-01-4-4007 through B-01-4-4015).

     The Registrant closed 66 of its 139 stores during the fifty-two weeks ended June 29, 2002. The remaining stores were all closed by September 11, 2002.

     The Company will record charges during the fifty-two weeks ended June 29, 2002 for reorganization items in connection with Company's bankruptcy filing on September 24, 2001 and the closing of all the Company's stores.

      The reorganization items are estimated to consist of the following:

Gain on sale of prescription files                                $ (51,506,000)
Write-down of inventory to expected net realizable value             50,905,000
Impairment of long-lived assets                                      54,882,000
Lease rejection costs, net                                           32,008,000
Professional fees                                                     6,192,000
Severance and retention costs                                         9,482,000
Gain on sale of lease                                                  (724,000)
Other                                                                 1,066,000
                                                                      ---------
Total provision for reorganization                               $  102,305,000

The Company anticipates significant additional adjustments to the condensed consolidated financial statements as a result of applying the provisions of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code".

                             Phar-Mor, Inc.
                             --------------
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2002                            /s/ John R. Ficarro
                                                    -------------------
                                                    John R. Ficarro
                                                    Chief Administrative Officer

                                                    /s/ Martin S. Seekely
                                                    ---------------------
                                                    Martin S. Seekely
                                                    Chief Financial Officer